Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(unaudited)

Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements for the three months ended
March 31, 2016

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	March 31	December 31
		2016	2015
		$	$
Current assets
Cash and cash equivalents		217,634	211,862
Trade and other receivables	4	42,271	36,733
Marketable securities	5	94,819	88,184
Inventory	6	124,919	135,976
Other	7	3,984	3,979
		483,627	476,734
Non-current assets
Property, plant and equipment	8	349,110	348,712
Income tax receivable	9	19,299	18,243
Value added tax receivable	10	20,156	20,792
Other	7	8,309	7,196
Total assets		880,501	871,677

Current liabilities
Trade and other payables	11	47,318	53,352
Provisions	12	79,194	78,226
Debt		2,116	4,273
		128,628	135,851
Non-current liabilities
Deferred income tax liabilities		30,283	29,026
Provisions	12	54,301	51,532
Debt	13	210,994	208,085
Total liabilities		424,206	424,494

Shareholders' equity
Share capital		707,607	707,607
Other reserves		(47,993)	(54,805)
Equity component of convertible notes		68,347	68,347
Deficit		(271,666)	(273,966)
Total shareholders' equity attributable to our shareholders		456,295	447,183
Total liabilities and equity		880,501	871,677

The accompanying notes are an integral part of the condensed consolidated interim financial statements
Approved by the Board of Directors and authorized for issue on May 11, 2016

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Income
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended March 31
		2016	2015
		$	$

Revenue		101,513	111,721
Cost of sales	15	(78,215)	(81,319)
Income from mine operations		23,298	30,402

General and administrative expenses		(4,157)	(5,164)
Exploration, evaluation and reclamation expenses		(4,527)	(3,963)
Operating income		14,614	21,275

Interest earned and other finance income		281	581
Interest expense and other finance costs		(6,621)	(6,252)
Other income (expenses)	16	971	(342)
Foreign exchange (loss)		(3,387)	(2,761)
Income before income tax		5,858	12,501

Income tax (expense)		(3,558)	(3,405)

Net income and net income attributable to shareholders		2,300	9,096

Weighted average shares outstanding (thousands)
Basic	17	80,826	80,754
Diluted	17	81,075	94,141

Earnings per share
Basic	17	$0.03	$0.11
Diluted	17	$0.03	$0.11
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(expressed in thousands of United States dollars)

	Note	Three months ended March 31
		2016	2015
		$	$

Net income for the period attributable to shareholders		2,300	9,096

Items that will not be reclassified to net income or loss:
Gain (loss) on marketable securities at FVTOCI, net of tax ($905) and $1,682		6,246	(11,282)
Items that will be reclassified to net income or loss:
Unrealized gain on effective portion of derivative, net of tax ($5) and $nil		9	—
Other comprehensive income (loss)		6,255	(11,282)
Total comprehensive income (loss) attributable to shareholders		8,555	(2,186)
Total comprehensive income (loss)		8,555	(2,186)
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

					Equity
		Common Shares		Other	component of		Total
		Shares	Amount	reserves	convertible notes	Deficit	equity
	Note	000's	$	$	$	$	$
Balance, January 1, 2015 (restated)	2(a)	80,754	707,034	(46,467)	68,347	(149,664)	579,250
Equity-settled share-based compensation	14	—	—	666	—	—	666
Total comprehensive (loss) income for the period		—	—	(11,282)	—	9,096	(2,186)
Balance, March 31, 2015		80,754	707,034	(57,083)	68,347	(140,568)	577,730

Balance, January 1, 2016		80,826	707,607	(54,805)	68,347	(273,966)	447,183
Equity-settled share-based compensation	14	—	—	557	—	—	557
Total comprehensive income for the period		—	—	6,255	—	2,300	8,555
Balance, March 31, 2016		80,826	707,607	(47,993)	68,347	(271,666)	456,295
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended March 31
		2016	2015
		$	$
Cash flows from operating activities
Net income for the period		2,300	9,096
Adjustments for:
Depreciation, depletion and amortization		20,031	16,537
Share-based payments		557	666
Net non-cash finance expense		5,913	5,671
Other (income) expense		(708)	232
Income tax expense		3,558	3,405
Non-cash foreign exchange (gain) loss		(1,284)	2,419
Net changes in non-cash working capital items	20	(11,421)	(868)
Cash generated by operating activities before value added taxes, interest and income taxes (paid) recovered		18,946	37,158
Value added taxes (paid)		(1,806)	(3,849)
Value added taxes recovered		3,101	3,200
Interest (paid)		(4,602)	(4,329)
Income taxes (paid)		(2,915)	(1,373)
Cash generated by operating activities		12,724	30,807
Cash flows from investing activities
Purchase of property, plant and equipment		(5,073)	(6,148)
Production stripping capitalized costs		(1,435)	(12,682)
Expenditures on exploration properties		(1,076)	(317)
Proceeds from sale of property, plant and equipment		990	—
Proceeds from sale of marketable securities		513	—
Interest received		237	164
Tax deposit (paid)	9	—	(19,231)
Cash (used) by investing activities		(5,844)	(38,214)
Cash flows from financing activities
Repayment of bank loan		(1,069)	—
Cash (used) by financing activities		(1,069)	—
Effect of foreign exchange rate changes on cash and cash equivalents		(39)	(1,641)
Increase (decrease) in cash and cash equivalents		5,772	(9,048)
Cash and cash equivalents, beginning of period		211,862	184,643
Cash and cash equivalents, end of period		217,634	175,595

Supplemental cash flow information (note 20)
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration, and development of precious metal resource properties located in the Americas. We have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas and have entered into an agreement to acquire Claude Resources Inc. ("Claude"), as described in note 3. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the safe production of gold and silver from our Marigold mine in Nevada, U.S. and Pirquitas mine in Argentina, respectively, and to advance, as market and project conditions permit, other principal development projects, including the San Luis project in Peru and the Pitarrilla project in Mexico and our other projects within our project pipeline towards development and commercial production.

Upon closing of the acquisition of Claude (note 3), our strategic focus will also include the safe integration and optimization of gold production from Claude's mine.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.
The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2015.

On April 1, 2015, we adopted all of the requirements of IFRS 9, Financial Instruments: Recognition and Measurement. The 2015 balances shown in the condensed consolidated interim statements of changes in shareholders' equity reflect this change.

These statements were authorized for issue by the Board of Directors on May 11, 2016.

b)	Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016 are consistent with those applied and disclosed in note 2(u) to our audited consolidated financial statements for the year ended December 31, 2015.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

c)	Future accounting changes
The following new standards have been issued but are not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2018. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

Leases
The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

3.	PURCHASE OF CLAUDE

Pursuant to an arrangement agreement dated March 7, 2016 (the "Arrangement Agreement"), we and Claude propose to carry out a plan of arrangement, subject to approval by the shareholders of both parties, applicable regulatory authorities and the Supreme Court of British Columbia. Under the Arrangement Agreement, we would acquire all of the issued and outstanding shares of Claude for consideration of 0.185 of a common share of Silver Standard Resources Inc. plus C$0.001 in cash for each common share of Claude. Upon completion of the transaction, our current shareholders and the former shareholders of Claude would own approximately 69% and 31%, respectively, of the combined company excluding any impacts relating to potential exercises of outstanding stock options.

The transaction is subject to the majority approval of votes cast by our shareholders and approval of Claude shareholders of at least 66 2/3% of the votes cast at meetings to be held on May 18, 2016.

For accounting purposes, assuming the requisite approvals are obtained, Claude is considered a business and the provisions under IFRS 3, Business Combinations will be applied with us as the acquirer.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	TRADE AND OTHER RECEIVABLES

	March 31, 2016	December 31, 2015
	$	$
Trade receivables	30,059	20,907
Tax receivables	3,590	2,847
Value added tax receivables (note 10)	3,001	6,003
Prepayments and deposits	4,717	6,224
Other receivables	904	752
	42,271	36,733

We expect full recovery of the trade receivables amounts outstanding and, therefore, no allowance has been recorded against these receivables. No trade receivables are past due and all are expected to be settled within twelve months.

We do not hold any collateral for any receivable amounts outstanding at March 31, 2016 or December 31, 2015.

5.	MARKETABLE SECURITIES

The movement of marketable securities during the three months ended March 31, 2016 and the year ended December 31, 2015 is comprised of the following:

	March 31, 2016	December 31, 2015
	$	$
Balance, beginning of period	88,184	104,785
Additions	—	1,062
Disposals	(478)	(2,113)
Fair value adjustments	2,007	2,595
Foreign exchange adjustments	5,106	(18,145)
Balance, end of period	94,819	88,184

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	INVENTORY

	March 31, 2016	December 31, 2015
	$	$
Current:
Finished goods	12,137	22,432
Stockpiled ore	17,641	17,150
Leach pad inventory	80,580	79,016
Materials and supplies	14,561	17,378
	124,919	135,976
Non-current:
Materials and supplies	3,892	2,990
	128,811	138,966

The cost of inventory held at its net realizable value at March 31, 2016 was $nil (December 31, 2015 - $8,819,000).

7.	OTHER ASSETS

	March 31, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
	$	$	$	$
Financial assets:
Restricted cash (1)	—	2,729	—	2,832
Deferred consideration	—	1,688	—	1,374
Non-financial assets:
Assets held for sale	3,984	—	3,979	—
Non-current inventory (note 6)	—	3,892	—	2,990
	3,984	8,309	3,979	7,196

(1)	We have cash and security deposits in relation to our close down and restoration provisions of $1,900,000 (December 31, 2015 - $1,899,000).

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	March 31, 2016
	Plant and equipment	Assets under construction	Mineral properties	Exploration and evaluation assets	Total
Cost
Balance, January 1, 2016	421,345	3,812	142,397	78,182	645,736
Additions	148	10,272	2,863	125	13,408
Disposals	(924)	—	—	—	(924)
Change in estimate of close down and restoration provision	—	—	1,996	—	1,996
Transfers	1,976	(2,114)	138	—	—
Balance, end of period	422,545	11,970	147,394	78,307	660,216

Accumulated depreciation
Balance, January 1, 2016	(233,023)	—	(64,001)	—	(297,024)
Charge for the period	(9,252)	—	(5,338)	—	(14,590)
Disposals	508	—	—	—	508
Balance, end of period	(241,767)	—	(69,339)	—	(311,106)

Net book value at March 31, 2016	180,778	11,970	78,055	78,307	349,110

	December 31, 2015
	Plant and equipment	Assets under construction	Mineral properties	Exploration and evaluation assets (1)	Total
Cost
Balance, January 1, 2015	439,415	19,988	118,277	64,241	641,921
Additions	367	30,502	20,034	13,086	63,989
Disposals and reclassifications	(7,247)	—	—	—	(7,247)
Change in estimate of close down and restoration provision	(8,592)	—	4,086	—	(4,506)
Impairment charges	(48,421)	—	—	—	(48,421)
Transfers	45,823	(46,678)	—	855	—
Balance, end of period	421,345	3,812	142,397	78,182	645,736

Accumulated depreciation
Balance, January 1, 2015	(164,246)	—	(38,601)	—	(202,847)
Charge for the year	(70,774)	—	(25,400)	—	(96,174)
Disposals	1,997	—	—	—	1,997
Balance, end of period	(233,023)	—	(64,001)	—	(297,024)

Net book value at December 31, 2015	188,322	3,812	78,396	78,182	348,712

(1)
On September 24, 2015, we completed the acquisition of the Valmy property, which is contiguous with our Marigold Mine in Nevada, U.S., for $11,685,000 (inclusive of transaction costs) in cash from Newmont Mining Corporation.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	INCOME TAX RECEIVABLE

On January 27, 2015, we received a Notice of Reassessment ("NOR") from Canada Revenue Agency ("CRA") in the amount of approximately C$41,400,000 plus interest of C$6,580,000 related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with CRA’s position in the NOR. In order to appeal the reassessment, we were required to make a minimum payment of 50% of the reassessed amount claimed by CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid the required C$24,090,000 ($19,231,000) to CRA and have recorded this amount plus accrued interest as a non-current income tax receivable, equivalent to $19,299,000 as at March 31, 2016. On April 20, 2015, we filed a Notice of Objection with CRA and, on September 15, 2015, we filed a Notice of Appeal with the Tax Court of Canada to dispute the NOR.

Although the outcome of this matter cannot be predicted with certainty, we intend to contest the matter vigorously, and believe we will ultimately prevail based on the merits of our position. At this time, we have not recognized an income tax provision for this amount. However, we will continue to evaluate our tax provisions as the matter progresses through the litigation process. If CRA's position is ultimately sustained, it would have had a material impact on earnings and financial resources in the period that the matter is ultimately resolved.

10.	VALUE ADDED TAX RECEIVABLE

	March 31, 2016	December 31, 2015
	$	$
Current	3,001	6,003
Non-current	20,156	20,792
	23,157	26,795

Value added tax ("VAT") paid in Argentina in relation to the Pirquitas mine became recoverable under Argentina law once the mine reached the production stage and we apply to the Argentina government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries. Despite the procedural delays, we believe that the remaining balance is fully recoverable and have not provided an allowance.

The VAT receivables balance in Argentina is denominated in Argentine pesos. Accordingly, foreign currency fluctuations could materially impact the value of the VAT receivables in U.S. dollars.

Certain VAT receivables in Argentina are only recoverable against local sales. We believe these are fully recoverable through potential sale of assets at the Pirquitas mine and have not provided an allowance.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	TRADE AND OTHER PAYABLES

	March 31, 2016	December 31, 2015
	$	$
Trade payables	12,010	17,697
Accrued liabilities	31,912	31,259
Derivative liabilities	845	901
Income taxes payable	1,304	338
Accrued interest on convertible notes (note 13)	1,247	3,157
	47,318	53,352

12.	PROVISIONS

	March 31, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
	$	$	$	$
Export duties on silver concentrate (1)	67,131	—	65,633	—
Restructuring provision (2)	4,676	—	5,205
Close down and restoration provision (3)	7,387	54,301	7,388	51,532
	79,194	54,301	78,226	51,532

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this export duty. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and require payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of March 31, 2016, we have paid $6,646,000 in export duties, for which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrate but continued to accrue export duties until February 12, 2016, when export duties on mineral concentrates were removed. At March 31, 2016, we have accrued a liability totaling $67,131,000 (December 31, 2015 - $65,633,000) for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied, and based on current U.S. dollar rates, such charges are estimated to be in the range of $6,300,000 to $10,500,000. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	PROVISIONS (Cont'd)

We continue to assess the implications of the elimination of the export duty on our financial reporting position related to the historical liability recorded. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of income.

(2)	As at March 31, 2016, we have provided for various employee termination benefits as a result of anticipated employee reductions at Pirquitas mine in 2016.

(3)	The changes in the close down and restoration provision during the three months ended March 31, 2016 and the year ended December 31, 2015 were as follows:

	March 31, 2016	December 31, 2015
	$	$
Balance, January 1	58,920	62,190

Liabilities settled during the period	(104)	(2,414)
Accretion expense	885	3,733
Foreign exchange loss (gain)	32	(83)
Revisions and new estimated cash flows	1,955	(4,506)

Balance, end of period	61,688	58,920

Less: current portion of close down and restoration provision	(7,387)	(7,388)
Non-current close down and restoration provision	54,301	51,532

13.	NON-CURRENT DEBT AND CREDIT FACILITY

(a)Non-current debt

The movement in the debt portion of the convertible notes during the three months ended March 31, 2016 and the year ended December 31, 2015 is comprised of the following:

	March 31, 2016	December 31, 2015
	$	$
Balance, beginning of period	211,242	200,291
Accretion of discount	2,909	10,951
Interest accrued in period	1,899	7,619
Interest paid	(3,809)	(7,619)
Balance, end of period	212,241	211,242
Accrued interest outstanding (note 11)	(1,247)	(3,157)
Non-current portion of convertible notes outstanding	210,994	208,085

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	NON-CURRENT DEBT AND CREDIT FACILITY (Cont'd)

(b)Credit facility

On August 4, 2015, we entered into a $75,000,000 senior secured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes.

The term of the Credit Facility is three years, maturing on August 4, 2018. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.75% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin.

All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by certain of our assets, certain of our material subsidiaries, and pledges of the securities of our material subsidiaries. In connection with the Credit Facility, we must also maintain certain net tangible worth and ratios for interest coverage and net leverage. As at March 31, 2016 we were in compliance with these covenants.

As at March 31, 2016, we had utilized $7,500,000 (December 31, 2015 - $7,500,000) of the Credit Facility to support a letter of credit.

14.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)Stock options
The changes in stock options issued during the three months ended March 31, 2016 and the year ended December 31, 2015 are as follows:

	March 31, 2016		December 31, 2015
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of period	3,193,106	8.97	2,377,065	12.68
Granted	629,800	7.17	1,519,656	6.70
Exercised	—	—	(72,050)	(7.37)
Forfeited	(190,950)	(9.08)	(631,565)	(17.64)
Outstanding, end of period	3,631,956	8.65	3,193,106	8.97

For options granted during the three months ended March 31, 2016, the weighted average option valuations were based on an expected option life of 4.2 years, a risk free interest rate of 0.6%, a dividend yield of nil, and volatility of 59.4%.
During the three months ended March 31, 2016, options granted had a weighted average fair value of C$3.32 per option.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

(b)Deferred Share Units (“DSUs”)
During the three months ended March 31, 2016 and the year ended December 31, 2015, the following DSUs were outstanding to non-executive directors:

	March 31, 2016	December 31, 2015
	Number of DSUs	Number of DSUs
Outstanding, beginning of period	439,261	335,680
Granted	32,514	136,514
Redeemed	—	(32,933)
Outstanding, end of period	471,775	439,261

The DSUs granted in the three months ended March 31, 2016 had a weighted average fair value of C$7.17 per unit. The DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at March 31, 2016, the fair value of outstanding DSUs was C$7.23 per unit.

(c)Restricted Share Units (“RSUs”)
During the three months ended March 31, 2016 and the year ended December 31, 2015, the following RSUs were outstanding to employees:

	March 31, 2016	December 31, 2015
	Number of RSUs	Number of RSUs
Outstanding, beginning of period	640,077	330,414
Granted	—	473,815
Settled	(17,577)	(124,548)
Forfeited	(28,163)	(39,604)
Outstanding, end of period	594,337	640,077

The RSUs settled in the three months ended March 31, 2016 were settled at a weighted average fair value of C$7.30 per unit. As at March 31, 2016, the fair value of outstanding RSUs was C$7.23 per unit.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

(d)Performance Share Units (“PSUs”)
During the three months ended March 31, 2016 and the year ended December 31, 2015, the following PSUs were outstanding to senior executives:

	March 31, 2016	December 31, 2015
	Number of PSUs	Number of PSUs
Outstanding, beginning of period	413,150	323,000
Granted	276,000	390,850
Settled	—	(190,183)
Forfeited	(38,650)	(110,517)
Outstanding, end of period	650,500	413,150

The PSUs granted in the three months ended March 31, 2016 had a weighted average fair value of C$7.17 per unit. As at March 31, 2016, the weighted average fair value of outstanding PSUs was C$6.96 per unit.

(e)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the three months ended March 31, 2016 and 2015 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended March 31
	2016	2015
	$	$
Equity-settled
Cost of inventory	(3)	10
General and administrative expenses	552	650
Exploration, evaluation and reclamation expenses	8	6
Cash-settled
Cost of inventory	276	98
General and administrative expenses	(108)	284
Exploration, evaluation and reclamation expenses	4	(16)
	729	1,032

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	COST OF SALES

	Three months ended March 31
	2016	2015
	$	$
Cost of inventory	56,851	61,591
Depletion, depreciation and amortization	19,852	16,359
Export duties (note 12)	1,512	3,369
	78,215	81,319

16.	OTHER INCOME (EXPENSES)

	Three months ended March 31
	2016	2015
	$	$
Gain (loss) on disposal of fixed assets	651	(834)
Revaluation of deferred consideration	314	—
Other income	6	492
	971	(342)

17.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the following:

	Three months ended March 31
	2016	2015

Basic net earnings	$2,300	$9,096
Adjustment for dilutive instruments:
Interest saving on convertible notes, net of tax	0	1,409
Earnings used in the calculation of diluted earnings per share	2,300	10,505

Weighted average number of common shares issued (thousands)	80,826	80,754
Adjustments for dilutive instruments:
Stock options (thousands)	249	137
Convertible notes (thousands)	0	13,250
Weighted average number of common shares for diluted earnings per share (thousands)	81,075	94,141

Basic earnings per share	$0.03	$0.11
Diluted earnings per share	$0.03	$0.11

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended March 31, 2016	Marigold mine	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	57,742	43,771	—	—	101,513
Cost of inventory	(34,828)	(22,023)	—	—	(56,851)
Depletion, depreciation and amortization	(11,687)	(8,165)	—	—	(19,852)
Export duties	—	(1,512)	—	—	(1,512)
Cost of sales	(46,515)	(31,700)	—	—	(78,215)
Income from mine operations	11,227	12,071	—	—	23,298

Exploration, evaluation and reclamation expenses	(122)	(125)	(3,502)	(778)	(4,527)
Operating income (loss)	11,106	11,842	(3,505)	(4,829)	14,614
Income (loss) before income tax	10,255	6,047	(2,259)	(8,185)	5,858

Interest expense and other finance costs	(158)	(1,083)	(33)	(5,347)	(6,621)
Income tax (expense)	(2,540)	—	(85)	(933)	(3,558)

As at March 31, 2016
Total assets	373,259	81,157	100,369	325,716	880,501
Non-current assets	240,204	39,552	92,205	24,913	396,874
Total liabilities	(74,711)	(117,902)	(8,289)	(223,304)	(424,206)

Three months ended March 31, 2015	Marigold mine	Pirquitas mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	67,566	44,155	—	—	111,721
Cost of inventory	(34,165)	(27,426)	—	—	(61,591)
Depletion, depreciation and amortization	(6,447)	(9,912)	—	—	(16,359)
Export duties	—	(3,369)	—	—	(3,369)
Cost of sales	(40,612)	(40,707)	—	—	(81,319)
Income from mine operations	26,954	3,448	—	—	30,402

Exploration, evaluation and reclamation expenses	(1,086)	(1,205)	(1,530)	(142)	(3,963)
Operating income (loss)	25,867	2,228	(1,626)	(5,194)	21,275
Income (loss) before income tax	25,615	(600)	(1,241)	(11,273)	12,501

Interest expense and other finance costs	(128)	(1,432)	(18)	(4,674)	(6,252)
Income tax (expense) recovery	(9,978)	—	3,754	2,819	(3,405)

As at December 31, 2015
Total assets	362,911	97,820	97,610	313,336	871,677
Non-current assets	239,958	39,169	92,100	23,716	394,943
Total liabilities	(67,644)	(122,274)	(8,678)	(225,898)	(424,494)
(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS (Cont'd)

Segment revenue by product

	Three months ended March 31
	2016	2015
	%	%
Gold	57	59
Silver	43	39
Zinc	—	2

Segment revenue by location and major customers
Marigold mine's principal product is gold doré with the refined gold bullion sold to two customers who individually accounted for 52% and 48% of gold sales during the three months ended March 31, 2016. Marigold mine sold to principally one customer during the three months ended March 31, 2015. Marigold mine accounted for 57% of total revenue during the three months ended March 31, 2016 and 59% of total revenue during the three months ended March 31, 2015.

Our Pirquitas mine sales are made to external customers located in various geographical areas. For the Pirquitas mine, we had one customer who accounted for 16% of total revenue during the three months ended March 31, 2016, and six customers which individually accounted for between 10% and 36% of total revenue during the three months ended March 31, 2015.

Non-current assets by location

	March 31, 2016	December 31, 2015
	$	$
United States	243,263	243,016
Argentina	44,929	44,710
Mexico	72,072	71,891
Canada	25,094	23,788
Peru	11,516	11,538
Total	396,874	394,943

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the following valuation methodology utilized:

	Fair value at March 31, 2016				Fair value at December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	30,059	—	30,059	—	20,907	—	20,907
Marketable securities	94,819	—	—	94,819	88,184	—	—	88,184
Other financial assets	—	—	1,688	1,688	—	—	1,374	1,374
Trade and other payables (excluding derivative liabilities)	—	5,074	—	5,074	—	6,547	—	6,547
Derivative liabilities	—	845	—	845	—	901	—	901
Current debt	2,116	—	—	2,116	4,273	—	—	4,273
	96,935	35,978	1,688	134,601	92,457	28,355	1,374	122,186

Fair values disclosed
Convertible notes (note 13)	200,406	—	—	200,406	178,544	—	—	178,544
	200,406	—	—	200,406	178,544	—	—	178,544

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities
Marketable securities, consisting of fair value through other comprehensive income ("FVTOCI") investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The Argentine peso-denominated loan facility is valued using the official foreign exchange rate on the loan balance at the end of the period. The fair value disclosed for our convertible notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
Trade receivables from provisional invoices are included in Level 2 as the basis of valuation uses quoted commodity forward prices.

Accrued liabilities relating to DSUs, RSUs, and PSUs and derivative liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.

Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)

The deferred consideration from the sale of the Challacollo project is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data.

There were no transfers into or out of Level 3 during the three months ended March 31, 2016 or during 2015.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

20.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and three months ended March 31, 2016 and 2015 are as follows:

	Three months ended March 31
	2016	2015

Trade and other receivables	(7,917)	(4,119)
Inventory	4,238	7,646
Trade and other payables	(8,597)	(4,794)
Current provisions	855	399
	(11,421)	(868)

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